

BROADCOM.

BROADCOM CORPORATION
16215 Alton Parkway
Irvine, California 92618

Phone: 949-450-8700
Fax: 949-450-8710

April 5, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
450 Fifth Street, N.W.
Attention: Lynn Dicker



Re: Broadcom Corporation
Form 10-K for the fiscal year ended December 31, 2004
File No.: 000-23993

Ladies and Gentlemen:

We are in receipt of your letter dated March 22, 2006 regarding your review of the above-referenced filing of Broadcom Corporation ("Broadcom"). We have set forth below our responses to the inquiries raised in your letter. The numbers before our responses correspond to the comments contained in your letter. For ease of reference, we have included the Staff's comments in their entirety in bold and italicized text preceding each of our responses. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.

1. ***Please refer to prior comment one. Your proposed disclosures related to the non-GAAP measures do not include all of the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each separate non-GAAP measure. Your proposed disclosures are generic and vague and discuss the specific adjustments rather than providing sufficient information to understand each non-GAAP measure. Please revise to specifically include a discussion, in sufficient detail, of the following for each non-GAAP measure:***

   - ***The substantive reasons why management believes each non-GAAP measure provides useful information to investors;***

   - ***The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;***

   - ***The economic substance behind management's decision to use each measure; and***

   - ***The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.***

In addition, clarify why you believe that the adjustments for non-GAAP measures occurring each period such as stock based compensation, employer payroll tax expense, gains or losses on strategic investments, etc. do not relate to your ongoing operations.

Pursuant to our earlier discussions, we have modified the prior proposed disclosure provided to the Staff to include only two non-GAAP measures: non-GAAP net income and non-GAAP net income per share. We supplementally provide the staff a copy of our revised proposed disclosure as Appendix A hereto. We respectfully submit that such revised disclosure now includes all of the disclosures required by paragraph(e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures for each non-GAAP measure included. We have also clarified the substantive reasons why management excludes certain recurring and non-recurring items from such non-GAAP measures.

2. *We note your disclosure that management uses these measures "in evaluating its ongoing operations, [and] managing and benchmarking performance." We also note the disclosures that these non-GAAP measures are used by management in evaluating operating performance and comparing performance with internal forecasts and its operating model. Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131. Otherwise, discuss the reasons for any differences in the two approaches. We may have further comments.*

Pursuant to the Staff's request, we confirm that the adjustments reflected in the non-GAAP measures included in the proposed disclosure previously provided to the Staff are also reflected in, and are consistent with, the measurement principles Broadcom uses to assess the performance of our operating segments pursuant to Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS 131"). In assessing the performance of our operating segments under SFAS 131, we analyze the long term business model for each, including the operating income, gross margin, research and development expense and selling, general and administrative expense of each segment. The measures we use in this analysis are *non-GAAP* measures which contain the same adjustments to the respective GAAP measures as those reflected in our proposed disclosure.

We hope that the foregoing is responsive to your inquiry. If you have further questions or comments, do not hesitate to contact the undersigned at (949) 450-8700.

Sincerely,



William J. Ruehle,
Chief Financial Officer

cc: David A. Dull, Esq.
        Patrick Seaver, Esq. (Latham & Watkins LLP)

APPENDIX A

Discussion of Non-GAAP Financial Measures

In addition to our GAAP results, Broadcom reports adjusted net income and net income per share, referred to respectively as "non-GAAP net income" and "non-GAAP net income per share". Non-GAAP net income consists of net income excluding stock-based compensation expense, charges related to acquisitions, and other charges and gains that are primarily driven by discrete events that management does not consider to be directly related to the company's core operating performance. Non-GAAP net income per share is calculated by dividing (i) non-GAAP net income by (ii) GAAP weighted average shares outstanding, adjusted to exclude the benefits of compensation costs attributable to future services and not yet recognized in the financial statements that are treated as proceeds that are assumed to be used to repurchase shares for purposes of the treasury stock method used to calculate GAAP weighted average shares outstanding (diluted).

Broadcom believes that the presentation of non-GAAP net income and non-GAAP net income per share provides important supplemental information to management and investors regarding financial and business trends relating to the company's financial condition and results of operations. Management believes that the use of these non-GAAP financial measures provides consistency and comparability with our past financial reports, and also facilitates comparisons with other companies in our industry, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management has historically used non-GAAP net income and non-GAAP net income per share when evaluating operating performance because we believe that the inclusion or exclusion of the items described below provides an additional measure of our core operating results and facilitates comparisons of our core operating performance against prior periods and our business model objectives. We have chosen to provide this information to investors to enable them to perform analysis of past, present and future operating performance and as a supplemental means to evaluate our ongoing core operations. Externally, we believe that non-GAAP net income continues to be used by investors in their assessment of our operating performance and the valuation of our company.

Internally, non-GAAP net income and non-GAAP net income per share are significant measures used by management for purposes of:

- reporting financial results and forecasts to the company's board of directors;

- evaluating the operating performance of the company;

- managing and benchmarking performance internally across our businesses and externally against our peers;

- determining a portion of bonus compensation for executive officers and certain other key employees;

- establishing internal operating budgets;

- calculating return on investment for development programs and growth initiatives;

- comparing performance with internal forecasts and targeted business models; and

- evaluating and valuing potential acquisition candidates.

Non-GAAP net income reflects net income adjusted for the following items:

- *Stock-based compensation* relates primarily to employee stock options and restricted stock units issued by Broadcom and other stock options and restricted stock assumed in acquisitions by Broadcom. Stock-based compensation expense is a non-cash expense that varies in amount from period to period and is affected by market forces that are difficult to predict and are not within the control of management, such as the price of our Class A common stock. Accordingly, management excludes this item from its internal operating forecasts and models. The company takes into account the dilutive impact of stock-based compensation at the aggregate company level, but regularly excludes stock-based compensation expense when analyzing individual line items on the financial statements or when making decisions that affect its various businesses.

- *Acquisition related charges* include in-process research and development charges related to (i) products in development that had not reached technological feasibility at the time of acquisition and (ii) the amortization and impairment of purchased intangible assets primarily consisting of purchased technology, customer relationships and backlog. These charges are not factored into management's evaluation of potential acquisitions, or of our performance after completion of acquisitions, because they are non-cash, are not related to our core operating performance, and the frequency and amount of such charges vary significantly based on the timing and magnitude of the company's acquisition transactions, and the maturity of the business being acquired.

- *Employer payroll tax expense* on certain stock option exercises varies greatly in amount from period-to-period and is significantly impacted by factors that are difficult to predict and are not within the control of management, such as the timing and magnitude of employee stock option exercises and the fair market value of Broadcom's Class A common stock at the time of exercise.

- *Other charges and gains* consist of settlement costs, restructuring costs (reversals), gains or losses on strategic investments and non-operating gains, all of which occur on a sporadic basis and vary greatly in amount. Management excludes these items when evaluating the operating performance of the company because these amounts do not affect our core operations.

- *Income tax expense (benefit)* is adjusted by the amount of additional tax expense or benefit that the company would accrue if it used non-GAAP results instead of GAAP results in the calculation of its tax liability, taking into consideration the company's long-term tax structure as well as income tax benefits from adjustments to tax reserves of foreign subsidiaries.

The calculation of non-GAAP net income per share is adjusted for the following item:

- The treasury stock method used to calculate GAAP weighted average shares outstanding (diluted) requires amounts related to compensation costs attributable to future services and not yet recognized in the financial statements to be treated as proceeds that are assumed to be used to repurchase shares. As a result, this reduces the total number of weighted average shares for purposes of calculating GAAP weighted average shares outstanding. Since Broadcom does not include the effects of these compensation costs in its non-GAAP net income, management believes these amounts should not be applied to the repurchase of shares in calculating non-GAAP net income per share, and, accordingly, adds such amounts back into weighted average shares outstanding for purposes of calculating non-GAAP net income per share.

Non-GAAP net income and non-GAAP net income per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs associated with the operations of the company's business as determined in accordance with GAAP. As a result, you should not consider these measures in isolation or as a substitute for analysis of Broadcom's results as reported under GAAP. Broadcom expects to continue to incur expenses similar to the non-GAAP adjustments described above and exclusion of these items from its non-GAAP net income should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Some of the limitations in relying on non-GAAP net income and non-GAAP net income per share are:

- Non-GAAP net income does not include stock compensation expense related to equity awards granted to our workforce. Broadcom's stock incentive plans are important components of our employee incentive compensation arrangements and will be reflected as expenses in our GAAP results for the foreseeable future under current accounting pronouncements and under SFAS 123R commencing in the first quarter of 2006. While we include the dilutive impact of such equity awards in weighted average shares outstanding, the expense associated with stock-based awards is excluded from non-GAAP net income.

- Although amortization and impairment of purchased intangible assets does not directly affect our current cash position, such expense represents the declining value of the technology and other intangible assets that we have acquired over their respective economic lives. The expense associated with this decline in value is excluded from the non-GAAP net income presentation, and therefore non-GAAP net income does not reflect the costs of acquired intangible assets that periodically accompany our research and development efforts.

- Broadcom periodically acquires and assimilates other companies or businesses, and we expect to continue to experience acquisition-related charges in the future. These costs can directly impact the amount of the company's available funds or could be dilutive to our shareholders in the future.

- Broadcom's income tax expense (benefit) will be ultimately based on our GAAP taxable income and actual tax rates in effect, which may differ significantly from the 10% rate assumed in the calculation of our non-GAAP net income.

In the financial statements portion of its earnings press release for the third quarter of 2005, which is attached hereto as Exhibit 99.1, the company has included a reconciliation of GAAP to non-GAAP net income and non-GAAP net income per share used by management for the three and nine months ended September 30, 2005 and 2004.

BROADCOM CORPORATION
Unaudited GAAP Consolidated Statements of Operations
(In thousands, except per share amounts)

	Three Months Ended September 30, 2005		Nine months Ended September 30,	
	2005	2004	2005	2004
Net revenue	$ 694,977	$ 646,515	$ 1,850,183	$ 1,861,220
Cost of revenue (1)	327,079	322,039	876,650	922,999
Gross profit	367,898	324,476	973,533	938,221
Operating expense:				
Research and development (2)	170,655	133,795	470,159	420,686
Selling, general and administrative (3)	69,392	56,377	189,642	170,414
Amortization of purchased intangible assets (4)	1,040	1,296	2,992	2,127
In-process research and development (4)	35,000	37,262	41,652	63,766
Restructuring costs (reversal) (4)	(2,500)	—	(2,500)	—
Settlement costs (4)	—	35,700	110,000	68,200
Impairment of goodwill and other intangible assets (4)	—	—	—	18,000
Income from operations	94,311	60,046	161,588	195,028
Interest income, net	14,317	4,365	32,953	8,982
Other income, net (5)	2,580	6,952	3,357	6,552
Income before income taxes	111,208	71,363	197,898	210,562
Provision (benefit) for income taxes (6)	(21,448)	27,462	(19,001)	62,958
Net income	$ 132,656	$ 43,901	$ 216,899	$ 147,604
Net income per share (basic)	$ .39	$ .14	$ .65	$ .47
Net income per share (diluted)	$ .35	$ .13	$ .59	$ .42
Weighted average shares (basic)	341,849	322,541	336,074	316,084
Weighted average shares (diluted)	383,675	347,389	368,321	347,449

Notes:

(1) Cost of revenue *includes* the following:

Stock-based compensation	$ 471	$ 1	$ 1,233	$ 1,272
Amortization of purchased intangible assets	2,774	3,782	8,308	9,228
Employer payroll tax expense on certain stock option exercises	98	51	186	258
	$ 3,343	$ 3,834	$ 9,727	$ 10,758

(2) Research and development expense *includes* the following:

Stock-based compensation	$ 11,559	$ 9,860	$ 28,499	$ 53,020
Employer payroll tax expense on certain stock option exercises	1,315	283	2,102	2,130
	$ 12,874	$ 10,143	$ 30,601	$ 55,150

(3) Selling, general and administrative expense *includes* the following:

Stock-based compensation	$ 4,554	$ 2,634	$ 12,694	$ 9,124
Employer payroll tax expense on certain stock option exercises	586	85	938	1,069
	$ 5,140	$ 2,719	$ 13,632	$ 10,193

(4) Represents other items that management does not consider to be directly related to the company's core operations and therefore these amounts are excluded when management evaluates operating performance. See Discussion of Non-GAAP Financial Measures.

(5) Other income, net *includes* the following:

Gains on strategic investments, net	$ 1,151	$ 5,231	$ 1,151	$ 5,231
Non-operating gains	471	1,979	646	2,586
	$ 1,622	$ 7,210	$ 1,797	$ 7,817

(6) Provision (benefit) for income taxes *includes* the following:

Income tax benefits from adjustments to tax reserves of foreign subsidiaries	$ (25,900)	$ —	$ (25,900)	$ —
Income tax effects	(11,996)	(3,560)	(43,520)	(23,230)
	$ (37,896)	$ (3,560)	$ (69,420)	$ (23,230)

BROADCOM CORPORATION
Unaudited Reconciliation of GAAP and Non-GAAP Net Income and Net Income Per Share Data
(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
GAAP net income	$ 132,656	$ 43,901	$ 216,899	$ 147,604
Stock-based compensation:				
Cost of revenue	471	1	1,233	1,272
Research and development	11,559	9,860	28,499	53,020
Selling, general and administrative	4,554	2,634	12,694	9,124
Acquisition-related items:				
Amortization of purchased intangible assets:				
Cost of revenue	2,774	3,782	8,308	9,228
Other operating expense	1,040	1,296	2,992	2,127
In-process research and development	35,000	37,262	41,652	63,766
Impairment of other intangible assets	—	—	—	18,000
Employer payroll tax on certain stock option exercises:				
Cost of revenue	98	51	186	258
Research and development	1,315	283	2,102	2,130
Selling, general and administrative	586	85	938	1,069
Settlement costs	—	35,700	110,000	68,200
Restructuring costs (reversal)	(2,500)	—	(2,500)	—
Gains on strategic investments, net	(1,151)	(5,231)	(1,151)	(5,231)
Non-operating gains	(471)	(1,979)	(646)	(2,586)
Income tax benefits from adjustments to tax reserves of foreign subsidiaries	(25,900)	—	(25,900)	—
Income tax effects	(11,996)	(3,560)	(43,520)	(23,230)
Total of non-GAAP adjustments	15,379	80,184	134,887	197,147
Non-GAAP net income	$ 148,035	$ 124,085	$ 351,786	$ 344,751
GAAP net income per share (diluted)	$ .35	$ .13	$ .59	$ .42
Non-GAAP adjustments detailed above	.04	.23	.37	.57
Non-GAAP net income per share (diluted)	$ .39	$ .36	$ .96	$ .99
GAAP weighted average shares (diluted)	Xxx,xxx	Xxx,xxx	Xxx,xxx	Xxx,xxx
Non-GAAP adjustment	Xx,xxx	Xx,xxx	Xx,xxx	Xx,xxx
Non-GAAP weighted average shares (diluted)	Xxx,xxx	Xxx,xxx	Xxx,xxx	Xxx,xxx